Exhibit 99.1

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: IM Cannabis Corp. (the “Issuer” or “IMC”).

Trading Symbol: IMCC

Number of Outstanding Listed Securities as of 30/4/2022:

69,695,325 Common Shares

Date: May 6, 2022

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

•
On April 6, 2022, the Issuer announced new strategic imperatives designed to enhance organizational efficiency and reduce operating costs while further responding to the increased demand for premium, indoor-grown Canadian cannabis from Israeli consumers, including the following:

o
the Issuer’s subsidiary Trichome JWC Acquisition Corp. expanded the limit on its revolving credit facility (the “Facility”) with a private Canadian creditor from CAD$10 million to CAD$15 million. The Facility was also renewed for an additional 12 month period until May, 2023. Additional information on the Facility can be found in the Issuer’s management’s discussion and analysis for the year and three months ended December 31, 2021 dated March 31, 2022 and available on the Issuer’s SEDAR profile at www.sedar.com.

o
Focus Medical Herbs Ltd. (“Focus Medical”), an arm’s length entity with which the Issuer has commercial agreements to cultivate and distribute products under the Issuer’s brand, will close its Sde Avraham cultivation facility in Israel and cease medical cannabis cultivation activities in the second quarter of 2022.

2.	Provide a general overview and discussion of the activities of management.

Management of the Issuer (“Management”) is focused on continuing the Issuer’s growth in all three markets in which it currently operates: Israel, Germany and Canada. Following the Issuer’s successful completion of strategic acquisitions in Canada and Israel, Management is focused on integrating and managing its international assets and supply chain in order to maximize company-wide revenue and margins, and continues to focus on its entry into the medical cannabis distribution and retail segments in Israel. Management also continues to identify and pursue new strategic investments and growth opportunities in Israel and Europe, including, but not limited to, securing additional supply, distribution and sale agreements in Germany through Adjupharm GmbH and in Israel through Focus Medical.

3.
Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

Not Applicable.

4.
Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

Please see Section 1 regarding the closure of Focus Medical’s Sde Avraham cultivation facility.

5.
Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

Not Applicable.

6.
Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

Not Applicable.

7.
Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

Not Applicable.

8.	Describe the acquisition of new customers or loss of customers.

Not Applicable.

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

Not Applicable.

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

In April 2022, the Issuer hired 19 employees and 15 resignations or terminations of employees occurred.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

Not Applicable.

12.
Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

On April 4, 2022, the Issuer’s subsidiary, MYM Nutraceuticals Inc. (“MYM”) issued a “Notice of Event of Default and Acceleration” and on April 20, 2022, issued a “Notice of Intent to Enforce Security” pursuant to section 22 of the Bankruptcy and Insolvency Act (Canada) for an outstanding loan receivable balance (the “Loan”) in the amount of CAD$2.68 million, including accrued and unpaid interest, owing by Biome Grow Inc. (the “Borrower”).  MYM has applied to the Superior Court of Justice in Ontario to appoint a receiver to take control of the Borrower’s assets, including MYM’s security, to effect repayment of the Loan. A court date has been scheduled for May 12, 2022 to hear MYM’s application. MYM does not have sufficient information at this time to properly assess the expected outcome of this process.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

As at December 31, 2021, the Issuer’s financial statements included a tax liability of $9,060,000 and a tax indemnification asset of $8,835,000. The indemnification asset, intended to cover certain statutory tax obligations arising from the acquisition of Trichome Financial Corp. (the “Trichome Transaction”) to the Canadian Revenue Agency, consists of: (1) 927,463 common shares of the Issuer (the “Common Shares”); (2) an indemnification agreement with a director of the Issuer to cover certain tax liabilities, interest and penalties arising from the Trichome Transaction; (3) security pledge agreements between the Issuer and a director of the Issuer consisting of certain securities of the Issuer owned by such director, in favour of the Issuer to secure the obligations under the indemnification agreement; and (4) cash in the amount of $3,250,000 transferred by the director to the Issuer.

As of the date hereof, the director is in default of such director’s obligations under the indemnification agreement and the Issuer has enforced its security pursuant to the security pledged agreements to satisfy the tax liabilities, interest and penalties arising from the Trichome Transaction, by issuing, on April 24, 2022, notices of exercise of its right of exclusive control over the accounts in which are held the financial assets securing the obligations under the Indemnification Agreement.

14.	Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Incentive Stock Options	69,000	Each incentive stock option granted on April 4, 2022 is exercisable for one common share at an exercise price of $2.73 for a period of five years from the grant date	N/A
Common Shares	5,174	Exercise of stock options	CAD$8,278.40 to be used for working capital.

(1)          State aggregate proceeds and intended allocation of proceeds.

15.	Provide details of any loans to or by Related Persons.

Not Applicable.

16.	Provide details of any changes in directors, officers or committee members.

Not Applicable.

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

The Issuer has taken proactive measures to protect the health and safety of its employees in respect of COVID-19 in order to continue delivering high quality medical cannabis products to its patients and to maintain its financial health. The Issuer continues to focus on its acquisition strategy in Canada and Europe while enhancing organizational efficiency and the reduction of operating costs. The Issuer also continues to develop the IMC brand by increasing physician awareness and engagement to drive sales of IMC-branded medical cannabis products in Germany and by seeking new supply and sales agreements in Israel.

Global economies are currently experiencing elevated inflation which could curtail levels of economic activity, including in Issuer’s primary production markets. This inflation is predominantly driven by costs of goods as input costs continue to increase with the overall increase in costs caused by several external factors including but not limited to general uncertainties caused by the Ukraine war, the global supply chain constrictions, rising energy prices and the global COVID-19 pandemic. As such, delivery and distribution costs, utility costs and other necessary supplies at an economic cost cannot be assured. These are integral requirements for the Issuer’s business and it is reasonable to expect that inflation, supply shortages or increases in demand could impact the Issuer’s future economic performance and competitiveness, as it may entail a meaningful increase in costs for various goods and services that the Issuer may not be able to pass onto patients or customers. In addition, the operations of the Issuer could be affected by the economic context should interest rates, inflation or unemployment levels reach levels that consumer trends and spending and, consequently, impact the sales and profitability of the Issuer.

The COVID-19 pandemic and the war in Ukraine may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets. These disruptions could cause interruptions in supplies and other services from third parties upon which the Issuer relies; decrease demand for products; and cause staff shortages, reduced customer traffic, and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Issuer, its subsidiaries and Focus Medical.

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there were no material information concerning the Issuer which has not been publicly disclosed.

3.
The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated: May 6, 2022

Oren Shuster Name of Director or Senior Officer “Oren Shuster” Signature Chief Executive Officer Official Capacity

Issuer Details Name of Issuer IM Cannabis Corp.	For Month End April 2022	Date of Report YY/MM/D 2022/05/06
Issuer Address 550 Burrard Street, Suite 2300, Bentall 5
City/Province/Postal Code Vancouver, BC V6C 2B5	Issuer Fax No. ( )	Issuer Telephone No. +972 546687515
Contact Name Yael Harrosh	Contact Position Global Chief Legal and Operations Officer	Contact Telephone No. +972 546687515
Contact Email Address yael.h@imcannabis.com	Web Site Address http://www.imcannabis.com/